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                                                                                                                     Exhibit 12


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                                                                CONSOLIDATED FREIGHTWAYS, INC.
                                                     COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                               Nine Months Ended
                                  September 30,                                      Year Ended December 31,
                               1996          1995         1995            1994           1993           1992           1991

                                                                 (Dollars in thousands)

Fixed Charges:
 Interest Expense         $   30,124    $   24,760    $   34,325      $   27,945    $   30,333     $   38,893     $   46,703
 Capitalized Interest          1,861           678         1,092           1,042         1,224            543          1,703
 Preferred Dividends           9,481         9,617        12,419          12,475        12,551         12,618         12,691
Total Interest                41,466        35,055        47,836          41,462        44,108         52,054         61,097

Interest Component of
  Rental Expense              54,181        53,560        73,004          62,304        57,585         55,773         58,052

Total Fixed Charges           95,647        88,615       120,840         103,766       101,693        107,827        119,149
Less:
 Capitalized Interest          1,861           678         1,092           1,042         1,224            543          1,703
 Preferred Dividends           9,481         9,617        12,419          12,475        12,551         12,618         12,691
  Net Fixed Charges       $   84,305    $   78,320    $  107,329      $   90,249    $   87,918     $   94,666     $  104,755

Earnings:
 Income (Loss)
   Before Income Taxes    $   70,357    $  115,416    $  110,873      $  111,920    $   91,441     $  (10,733)    $  (43,337)
 Add: Net Fixed
  Charges                     84,305        78,320       107,329          90,249        87,918         94,666        104,755
  Total Earnings          $  154,662    $  193,736    $  218,202      $  202,169    $  179,359     $   83,933     $   61,418

Ratio of Earnings to
 Fixed Charges:
   Total Earnings         $  154,662    $  193,736    $  218,202      $  202,169    $  179,359     $   83,933     $   61,418
   Fixed Charges (1)          95,647        88,615       120,840         103,766       101,693        107,827        119,149

   Ratio                         1.6 x         2.2 x         1.8 x           1.9 x         1.8 x          0.8 x(2)       0.5 x(2)

(1) Fixed Charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2) Earnings were inadequate to cover fixed charges for the periods shown; the deficiency was $23.9 million and $57.7 million for the years ended December 31, 1992 and 1991, respectively.

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